UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

AutoNation, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

05329W102

(CUSIP Number)

Jacki Badal, Esq.

2365 Carillon Point

Kirkland, WA 98033

(425) 889-7900

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)

February 17, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102
1.	Names of Reporting Persons Cascade Investment, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,871,303 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 9,871,303 (1)

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,871,303 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.0% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	All shares of the common stock, $0.01 par value per share (the “Common Stock”), of AutoNation, Inc. (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”), may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)	Based on 46,896,689 shares of Common Stock outstanding as of February 15, 2023, as reported on the Issuer’s Form 10-K filed on February 17, 2023.

CUSIP No. 05329W102
1.	Names of Reporting Persons William H. Gates III
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,871,303 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 9,871,303 (1)

	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,871,303 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.0% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	All shares of the Common Stock of the Issuer held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)	Based on 46,896,689 shares of Common Stock outstanding as of February 15, 2023, as reported on the Issuer’s Form 10-K filed on February 17, 2023.

EXPLANATORY STATEMENT

Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (“WHG”, and together with Cascade, the “Reporting Persons”) previously reported their beneficial ownership on a Schedule 13G filed on October 25, 2021, as amended February 11, 2022, relating to the common stock, par value $0.01 per share (the “Common Stock”), of AutoNation, Inc. (the “Issuer”). This Schedule 13D is being filed pursuant to Rule 13d-1(f) of the Act to report that the Reporting Persons’ beneficial ownership percentage has increased to exceed 20 percent of the Issuer’s shares of Common Stock outstanding. The increase is solely due to a decrease in the number of shares of Common Stock outstanding as a result of the Issuer’s share repurchase program, and not as a result of an acquisition of shares by the Reporting Persons.

Item 1.	Security and Issuer

This statement relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 200 SW 1st Avenue, Fort Lauderdale, Florida 33301.

Item 2.	Identity and Background

(a)	This statement is being filed jointly by Cascade and WHG.

(b)	The business addresses of the Reporting Persons are as follows:

•	Cascade: 2365 Carillon Point, Kirkland, Washington 98033
•	WHG: 500 Fifth Avenue North, Seattle, Washington 98109

(c)	Cascade is a limited liability company organized under the laws of the State of Washington. Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its member. WHG controls Cascade as its sole member. The address of Cascade’s principal office is set forth in paragraph (b) of this item.

WHG, a natural person, is a Co-Trustee of the Bill & Melinda Gates Foundation (the “Foundation”) and its asset trust. The Foundation is a nonprofit organization fighting poverty, disease, and inequity around the world; its business address is 500 Fifth Avenue North, Seattle, Washington 98109.

(d)	None.

(e)	None.

(f)	WHG is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Cascade purchased its shares with working capital.

The number of shares owned by the Reporting Persons has not changed since their last filing on Schedule 13G on February 11, 2022. The increase in percentage of Common Stock owned by the Reporting Persons is due solely to a decrease in the number of Common Stock outstanding as a result of the Issuer’s ongoing share repurchase program.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes, from working capital.

The Reporting Persons intend to continuously review and evaluate all of their alternatives with respect to their investment in the Issuer and intend to take any and all actions that they deem appropriate with respect to the performance of their investment. This may include decreasing or increasing their ownership interest in the Issuer depending upon subsequent changes to market conditions, developments affecting the Issuer, their general investment policies, or other factors.

Except as set forth herein, the Reporting Persons have no current intention, plan, or proposal with respect to items (a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)	See items 7 through 10 of the cover pages to this Schedule 13D for the number of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c)	None.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2023	CASCADE INVESTMENT, L.L.C.

	By:	*
		Name:	Alan Heuberger (1)
		Title:	Attorney-in-fact for Michael Larson, Business Manager

WILLIAM H. GATES III

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact

*By:	/s/ Alan Heuberger
Alan Heuberger

(1)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade’s Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

(2)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us, will be filed, on behalf of each of us.

Date: February 21, 2023	CASCADE INVESTMENT, L.L.C.

	By	*
		Name:	Alan Heuberger (1)
		Title:	Attorney-in-fact for Michael Larson, Business Manager

WILLIAM H. GATES III

	By	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact

*By:	/s/ Alan Heuberger
Alan Heuberger

(1)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade’s Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

(2)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.